SUB-ITEM 77Q1(a)
Hibernia Funds
(formerly Tower Mutual Funds)
Amendment #2
To the By-Laws

(effective December 10, 2002)

1.	Strike Sections 2 and 3 of Article II - POWERS AND DUTIES OF
TRUSTEES AND OFFICERS, and replace with the following:
         Section 2. Chairman of the Trustees ("Chairman"). The Chairman shall preside at the meetings of shareholders and of the Trustees. The Chairman shall appoint a Trustee or officer to preside at such meetings in his absence. The Chairman shall also perform such other duties as may be assigned to him from time to time by the Trustees.
         Section 3. President. The President shall be the chief executive officer of the Trust. He shall have general supervision over the business of the Trust and policies of the Trust. He shall employ and define the duties of all employees of the Trust, shall have power to discharge any such employees, shall exercise general supervision over the affairs of the Trust and shall perform such other duties as may be assigned to him from time to time by the Trustees.
2.	Strike the second sentence of Section 4 of Article II - Vice
President, and replace with the following:

         Each Vice President shall perform such other duties as may be assigned to him from time to time by the President, the Trustees, the Chairman or the Executive Committee.
3.	Insert the words "the President," in the last clause of the
second sentence of Section 5 of Article II before the words "the
Trustees"

4.	Strike the third sentence of Section 6 of Article II - Treasurer, and replace with the following:

         The Treasurer shall perform such duties additional to the foregoing as the President, the Trustees, the Chairman or the Executive Committee may from time to time designate.
5.	Strike Sections 7 and 8 of Article II - POWERS AND DUTIES OF
TRUSTEES AND OFFICERS, and replace with the following:

         Section 7. Assistant Vice President. The Assistant Vice President or Vice Presidents of the Trust shall have such authority and perform such duties as may be assigned to them by the President, the Trustees, the Executive Committee or the Chairman.
         Section 8. Assistant Secretaries and Assistant Treasurers. The Assistant Secretary or Secretaries and the Assistant Treasurer or Treasurers shall perform the duties of the Secretary and of the Treasurer, respectively, in the absence of those Officers and shall have such further powers and perform such other duties as may be assigned to them respectively by the President, the Trustees, the Executive Committee or the Chairman.
6.	Strike the word "Chairman" in the first and second sentence of
Sections 1 of Article IV - SHAREHOLDERS' MEETINGS, and replace with the word "President"

7.	Strike both uses of the word "Chairman" in Sections 2 of Article
V - TRUSTEES' MEETINGS, and replace with the word "President"